21001658

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MIT Associates, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30212 Tomas, Suite 365
(No. and Street)

Rancho Santa Margarita	**CA**	**92688**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Ford — **(415) 860-3673**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Alzarez & Associates
(Name - if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 165	**Northridge**	**CA**	**91324**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David Ford, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of MIT Associates, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO & CCO

Title

Inn Hiler - See Attached

Notary Public

This report** contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [√] (d) Statement of Changes in Financial Condition
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of Net Capital
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of MARIN }

On 02/27/2021 before me, INN HILER NOTARY PUBLIC,
(Here insert name and title of the officer)

personally appeared David W. Ford,
who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

INN HILER
Notary Public - California
Marin County
Commission # 2240650
My Comm. Expires Apr 30, 2022

Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath or Affirmation
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

____
(Title)

- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ____________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he/she/they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

To whom it May Concern:

According to the SEC COVID 19 updates 061820
https://www.sec.gov/tm/paper-submission-requirements-covid-19-updates-061820

1) MIT Associates, LLC signed the enclosed document electronically with a system in place that indicates the date and time when the signature was executed.

2) MIT Associates, LLC was not able to obtain the required notarization due to difficulties arising from COVID-19 and, therefore, is making the enclosed filing without a notarization.

3) MIT Associates, LLC is notifying its designated examining authority in writing by filing this notice with the enclosed document via the FINRA filing system and if applicable the SEC Edgar filing system.

2/27/21

David Ford, CEO

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of MIT Associates, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MIT Associates, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 27,2021

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

MIT ASSOCIATES, LLC
DECEMBER 31, 2020

CONTENTS

MIT ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	72,955
Accounts receivable		2,000
Prepaid expenses and other current assets		9,774
TOTAL ASSETS	$	84,729

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	4,610
Members' equity		80,119
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	84,729

The accompanying notes are an integral part of these financial statements

MIT ASSOCIATES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:	
Consulting fees	$1,001,368
Mutual Fund fees	30,205
Performance fees	6,500
Other income	4,125
TOTAL REVENUES	1,042,198
EXPENSES:	
Commissions	797,969
Compensation	114,423
Professional fees	62,301
Technology, data and communication	9,361
Regulatory	8,551
Occupancy	6,000
Office and other expenses	3,219
Taxes	1,214
TOTAL EXPENSES	1,003,038
NET INCOME	$ 39,160

The accompanying notes are an integral part of these financial statements

MIT ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Members' equity - December 31, 2019	$	27,259
Contributions		13,700
Net income		39,160
Members' equity - December 31, 2020	$	80,119

The accompanying notes are an integral part of these financial statements

MIT ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:		
Net income		$ 39,160
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in operating assets:		
Accounts receivable	3,500	
Prepaid expenses and other current assets	(3,560)	
Increase(decrease) in operating liabilities:		
Accounts payable and accrued expenses	1,875	
Total adjustments		1,815
Net cash provided by operating activities		40,975
Cash flows from investing activities:		-
Cash flows from financing activities:		
Members' contributions		13,700
Net cash provided by financing activities		13,700
Net increase in cash		54,675
Cash, beginning of year		18,280
Cash, end of year		$ 72,955
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest		$ -
Income taxes		$ -

The accompanying notes are an integral part of these financial statements

1. Summary of Significant Accounting Policies:

Description of Company:

MIT Associates, LLC ("the Company") was formed in Connecticut on April 1, 2002 and operates in Santa Barbara, California. The Company is a securities broker-dealer registered with Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's principal businesses are: Merger and Acquisition ("M&A") transaction advisory; M&A engagement advisory; private placements of securities; marketing and wholesaling mutual funds and exchange traded funds; and financial and marketing consulting services.

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash:

The Company's bank account cash balance at times could exceed the $250,000 level insured by the Federal Deposit Insurance Commission ("FDIC).

Accounts receivable:

The Company continuously monitors the creditworthiness of clients and, if applicable establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

1. Summary of Significant Accounting Policies (continued):

Revenue recognition:

Consulting fees: The Company receives consulting fees as they are earned based on services provided. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed.

Mutual Fund fees: Mutual Fund fees are earned on the distribution of mutual fund shares. These fees are recognized over the life of the contract based on the market values of assets under management, which are determined monthly. The performance obligations are satisfied over the course of the contract as the customer simultaneously receives and consumes the benefits provided.

Advisory fees and services: Revenue from advisory fees and services is recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transactions. In certain instances, retainer revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2020, there were no advances to the Company.

Income taxes:

The Company was a limited liability company treated as a partnership up until the change of ownership discussed in note 2. As a result of this change, the Company became an LLC and could no longer be treated as a partnership. Commencing with this change, the Company began treatment as a disregarded entity for tax purposes. Under either treatment, the items of income, loss, credits, and deductions are reported on the tax returns of its member(s). Accordingly, there is no provision for federal income taxes in these financial statements.

Management of the Company has evaluated all significant tax positions as required by US GAAP and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. Generally, federal and state authorities may examine the Company's tax returns for three years from date of filing. Consequently, income tax returns for years prior to 2017 are no longer subject to examination by taxing authorities.

2. Concentrations:

In 2020, 83% of revenues was earned from one client. At December 31, 2020, there were no accounts receivable from this client.

3. Related Party Transactions:

The Company has an Expense Sharing Agreement ("Agreement") with one of its Members. The Agreement covers facilities, personnel and administrative expenses. Direct expenses of the Company are outside the scope of this agreement and paid directly by the Company.

The Company's share of these expenses amounted to $19,059 for the year ended December 31, 2020, of which $1,050 was due to the Member at December 31, 2020 and included in accounts payable and accrued expenses.

4. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $68,345, which exceeded the minimum requirement of $5,000 by $63,345. The Company's ratio of total aggregate indebtedness to net capital was 0.07 to 1 as of December 31, 2020.

5. Recently Issued Accounting Pronouncements:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

5. Recently Issued Accounting Pronouncements (continued):

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

6. Commitments and contingent liabilities:

The Company has no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2020.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point however, the severity of such an event is highly uncertain and cannot be predicted.

7. Subsequent Events:

Management has evaluated subsequent events from the date of the Statement of Financial Condition through the date these financial statements were available to be issued. Based on this evaluation, there were no such matters requiring recognition or disclosure in the financial statements for the year ended December 31, 2020.

SUPPLEMENTARY INFORMATION

MIT ASSOCIATES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Computation of Net Capital		
Total Members' Equity	$	80,119
Less: Nonallowable Assets		(11,774)
Net Capital	$	68,345
Computation of Excess Net Capital		
Net Capital as Calculated Above	$	68,345
Net Capital Requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness: $307)		(5,000)
Excess Net Capital	$	63,345
Computation of Aggregate Indebtedness to Net Capital		
Aggregate Indebtedness	$	4,610
Net Capital as Calculated Above		68,345
Ratio of Aggregate Indebtedness to Net Capital		0.07 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2020.

SCHEDULE II

MIT ASSOCIATES, LLC
Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
December 31, 2020

The Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as Merger and Acquisition ("M&A") transaction advisory; M&A engagement advisory; private placements of securities; marketing and wholesaling mutual funds and exchange traded funds; and financial and marketing consulting services. Accordingly, there are no items to report under the requirements of this Rule.

MIT Associates, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of MIT Associates, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which MIT Associates, LLC claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are selling tax shelters or limited partnerships in primary distributions, private placements of securities structured as equity funds and venture capital funds, maintain primarily institutional accounts as well as accounts of high net worth individuals, financial and marketing consulting services to both hedge funds and investors in hedge funds that will be compensated on a "fee for services" basis, consisting of market survey, analysis of differing strategies within the hedge fund industry, identification or particular correlated and noncorrelated strategies and other analyses, market and wholesale mutual funds and exchange traded funds, referral fees and mergers and acquisitions advisory services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). MIT Associates, LLC did not identify any exceptions with their exempt status throughout the year ended December 31, 2020. MIT Associates, LLC's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MIT Associates, LLC's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of MIT Associates, LLC.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 27, 2021

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

MIT ASSOCIATES, LLC

Member FINRA/SIPC

MIT Associates, LLC's
Assertions Regarding Exemption Provisions

MIT Associates, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17
C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) selling tax shelters or limited partnerships in primary distributions, and (2) private placements of securities structured as equity funds and venture capital funds, and (3) maintain primarily institutional accounts as well as accounts of high net worth individuals, and (4) financial and marketing consulting services to both hedge funds and investors in hedge funds that will be compensated on a "fee for services" basis, consisting of market survey, analysis of differing strategies within the hedge fund industry, identification or particular correlated and noncorrelated strategies and other analyses, and (5) market and wholesale mutual funds and exchange traded funds, and (6) referral fees and (7) mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry **PAB** accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, David Ford, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David Ford
David Ford, CEO

30212 Tomas, #365
Rancho Santa Margarita, CA 92688
(415) 860-3673